932 Southwood Boulevard Incline Village, NV 89451 Phone: (775) 832-8500 Fax: (775) 832-8502

October 8, 2014

Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	PDL BioPharma, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed March 3, 2014
File No. 000-19756

Dear Mr. Rosenberg:

This letter responds to the additional comments of the staff of the Securities and Exchange Commission Division of Corporation Finance (the “Staff”) contained in your letter, dated September 10, 2014 (the “Comment Letter”), regarding PDL BioPharma, Inc.’s (the “Company”) evaluation of its internal control over financial reporting as a result of the error in the Company’s accounting for the Depomed Royalty Agreement (“Depomed Transaction”), and the reclassification of interest income to interest revenue that was disclosed in Note 1 to the Form 10-Q for the quarter ended June 30, 2014. Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered sections below correspond to the headings and numbered comments in the Comment Letter.

Notes to Consolidated Financial Statements
10. Intangible Assets
Depomed Royalty Purchase and Sales Agreement, page 72

1.
With regard to the error in the Company’s accounting for the Depomed Royalty Agreement that has been disclosed in Note 1 to the Form 10-Q for the quarter ended June 30, 2014, please address the following:

•
Tell us whether there were gaps in controls, inadequately designed controls or controls not operating as designed to identify the appropriate accounting in 2013 when the agreement was entered into. To the extent that you determined there were control deficiencies, please describe them and explain how you evaluated the severity of each.

As part of the Company’s internal control over financial reporting, we implemented a formal process under which the Company analyzes each new or materially modified agreement to determine the appropriate accounting for each transaction in accordance with U.S. GAAP.

The Company’s primary internal control applicable to the Depomed Transaction was as follows:

“A Material Non-Recurring Transaction Memo is prepared when the Company enters into a business combination, in or out license, other asset acquisition or investment outside of our normal Treasury policy. The memo documents the transaction details, the identification of transaction elements, assesses the accounting and financial reporting implications of the transaction to ensure compliance with U.S. GAAP and SEC standards. Additionally, a compliance checklist is prepared to ensure Day 1 and thereafter compliance with any applicable transaction covenants. The memo is reviewed (by the CFO or outside consultant) and approved in writing by an individual that was not the preparer (CAO or outside consultant), and by the CFO."
Following is a summary of the key internal control activities performed by the Company with respect to its original accounting for the Depomed Transaction:

•	The Chief Accounting Officer (“CAO”) examined the agreements in detail and identified each of the Company’s rights and obligations under the Depomed Transaction.

•
The CAO performed research of the Accounting Standards Codification (“ASC”) and prepared a Material Non-recurring Transaction Memo (the “Memo”) which provided a summary of the key elements of the Depomed Transaction, the accounting guidance considered, the Company’s analysis of the Depomed Transaction, and the Company’s conclusions as to the appropriate accounting for the Depomed Transaction.

•
The Memo was then provided to the Financial and Reporting Manager who performed an independent review of the transaction documents, agreed the key elements of the Depomed Transaction to the Memo, validated the ASC guidance considered, and challenged the conclusions reached by the CAO.

•	Upon completion of the review performed by the Financial and Reporting Manager, the Memo was provided to the following internal and external parties for review and comment.

▪	CFO - The Company’s CFO examined the transaction documents, reviewed the Memo, and discussed the Depomed Transaction and conclusions reached with the CAO.

▪
Third party accounting consultancy group - The Company engaged a local San Francisco/Bay Area based accounting consultancy group to review the Memo and assist management with the Company’s final assessment of and conclusions reached regarding the accounting for the Depomed Transaction. The CAO discussed the comments and observations from the review with the reviewer and updated the Memo as appropriate.

▪
KPMG - The Company engaged KPMG to assist with the preparation of its income tax returns and annual and quarterly tax provisions prepared in accordance with GAAP, and to assist the Company with the assessment of the tax accounting for significant transactions. As part of its analysis of the Depomed Transaction, the Company engaged KPMG to assist it in assessing the income tax treatment and accounting for the Depomed Transaction.

•	Following the completion of the reviews by the CFO, KPMG and the Connor Group, the CAO updated the Memo and submitted it to the CFO for final review and approval.
In conjunction with the correction of the error in the accounting for the Depomed Transaction in August 2014, the Company conducted an assessment to determine if a deficiency in our internal control over financial reporting was present at December 31, 2013. We concluded that the correction of the error was not due to a gap in our controls, nor were our controls inadequately designed. We did determine, however, that the correction of the error was the result of a control that did not operate as designed. Specifically, this control failed to operate as designed with respect to the unique characteristics inherent in the transaction and the substantial lack of authoritative accounting guidance specifically applicable to the Depomed Transaction. Due to the implications inherent in the correction of this error, we determined that this deficiency existed at December 31, 2013 and was important enough to merit attention by those responsible for oversight of the Company's financial reporting (audit committee and executive management).
In addition to the items discussed below, in reaching the conclusion that the significant deficiency identified that existed at December 31, 2013 only had implications on the accounting for the Depomed Transaction, we considered the following:

•
In 2012 and 2013, the Company entered into a number of secured note arrangements under which the Company loaned money to late stage public and private healthcare companies. Each of these arrangements contained specified repayment terms and minimum rates of return to be realized by the Company and were collateralized by specified assets of the borrower. We had a robust process in evaluating the accounting for these transaction and they were all appropriately accounted for as financial instruments in accordance with ASC 310.

•
The Depomed Transaction was the first transaction through which the Company acquired unsecured cash flows that will only be realized through royalty rights acquired from a third party as such our internal controls had not yet operated or been evaluated as it related to these types of transactions.

•
The misstatement resulted from an incorrect application of GAAP to a complex financial asset for which there is no specific accounting guidance and for which considerable judgment was required to determine the appropriate accounting for and presentation of the asset acquired, revenues earned and cash flows to be received. It was further validated through multiple searches of publically available records (i.e. EDGAR) and several consultations with our auditors and external advisors, as well as with the SEC staff, that this was a very unique transaction without clearly applicable GAAP.

We utilized the guidance found in the Securities and Exchange Commission 17 CFR PART 241, “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934” to conduct our retrospective evaluation of our internal control over financial reporting and assess the severity of the deficiency identified. Our retrospective evaluation is summarized below.
Definitions included in Rule 1-02 of Regulation S-X:
“Material weakness means a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the registrant's annual or interim financial statements will not be prevented or detected on a timely basis.
“A significant deficiency means a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the registrant's financial reporting.”
Assessment:
Our assessment of the nature and severity of the deficiency identified, including the magnitude of potential misstatement resulting from the deficiency, consisted of the following:

•
The Depomed Transaction was complex and significant judgment was required to properly account for this transaction. However, the amount involved was not subjective nor was there any complexity with respect to the purchase price associated with the asset. The complexity was the result of the unique characteristics of the asset that primarily affect financial presentation and disclosure, compounded by the fact that there was no authoritative accounting guidance that was directly applicable to this transaction. The failure of this control to operate as designed with respect to the Depomed Transaction was in large measure the result of the unique characteristics inherent in the transaction and the substantial lack of authoritative accounting guidance specifically applicable to the transaction.

•
We assessed the financial reporting elements involved and the magnitude of the potential misstatement resulting from the deficiency based on potential impacts to the balance sheet, income statement, and the statement of cash flows.

Balance sheet - The change in the accounting for the Depomed Transaction had an immaterial impact on the carrying value of the asset as of December 31, 2013 ($5 million) and did not impact the classification of the recorded asset as long-term in nature. The impact of the error to the balance sheet was limited to the caption used to describe the asset within the balance sheet.
Income statement - Given that the Depomed Transaction was unique and that the Company had not entered into other similar royalty like transactions through December 31, 2013, we determined that the maximum potential misstatement to the income statement was limited to the actual error identified, as documented in the Company’s materiality analysis performed under SAB 99 and SAB 108 and previously provided to the SEC Division of Corporation Finance. It was determined that the total potential misstatement was an increase of $1.7 million in total revenues, an increase of $12.8 million in pre-tax income and an increase of $8.1 million in net income. These are not material amounts to the Company and retroactive correction was not deemed necessary.
Statement of cash flows - The correction of the error resulted in the reduction of cash flows from operations of approximately $12 million with an offsetting increase in cash flows from investing activities. Management, the Audit Committee of the Board of Directors, its shareholders, note holders and other users of our financial statements are focused on the Company’s ability to service the Company’s debt and to continue to pay quarterly dividends and do not assess the Company’s performance based on operating cash flow metrics. As there is no impact on total cash flows for the period, these changes were not considered material.
While the Company’s disclosures regarding the accounting for the Depomed Transaction changed significantly in the Company’s Form 10-Q for the period ended June 30, 2014 from those contained it its 2013 Form 10-K, the disclosures regarding the underlying economics of the transaction, cash flows to be realized from the transaction and other information most important to our investors did not change significantly. Further, we believe that the disclosures relative to the Depomed Transaction as included in the Company’s Form 10-K for the year ended December 31, 2013 appropriately convey the substance of the Depomed Transaction and were not false or misleading.

•
While the Company will enter into new revenue generating transactions in future periods, these transactions are not routine in nature and we are therefore unable to estimate the volume or magnitude of potential future transactions. While we could have more of these transactions in the future, we believe the controls at December 31, 2013 were operating given our volume of these transactions such that the deficiency would not have resulted in material misstatement. As discussed later in this response, we have since remediated the deficiency.

During the period from January 1, 2014 through October 8, 2014, the Company has entered into one transaction under which it has acquired the rights to future cash flows related to royalty rights, similar to those acquired as part of the Depomed Transaction, with a purchase price of $15 million. While this transaction was not material to the Company’s balance sheet, results of operations or cash flows as of and for the three and six month periods ended June 30, 2014, we have examined the operation of the Company’s internal control over financial reporting with respect to this transaction and have concluded that the Company’s internal controls operated effectively with respect to this transaction.

•
Restatement of previously issued financials statements was not required or deemed appropriate. Per our assessment in accordance with SAB 99 and SAB 108, we determined that the correction of the error in the second quarter of 2014 was reasonable as the error and the correction of the error was not material to any 2013 or 2014 period impacted. The SEC Division of Corporation Finance did not take exception with our conclusions regarding the materiality of this error as discussed in our letter to the SEC Division of Corporation Finance dated August 14, 2014.

•
The related asset is not susceptible to loss or fraud. The related revenue and overall return on investment is not subject to manipulation as there are multiple external sources relied upon (royalty reports from Depomed licensees, for example) in the initial and periodic valuation of this asset. Further there is a third party escrow relationship that manages all the transfer of funds from Depomed to the Company.

•
Only one deficiency was noted during management’s retrospective review and no significant deficiencies were identified during our annual assessment at December 31, 2013. It was further concluded that the identified deficiency does not trigger or indicate that other of the Company's controls are deficient in their design or operation nor were any other gaps in internal control over financial reporting identified.

•
The audit committee has demonstrated that it exercises its responsibilities with due professional care. This has been evidenced by their probing and appropriate questions of management, the Company’s SOX service provider and of its auditor. The audit committee is comprised of members who possess appropriate knowledge, background and expertise to execute their responsibilities.

With respect to the Depomed Transaction, the audit committee appropriately exercised its responsibilities, including asking probing questions, understanding the nature of the Depomed Transaction, and understanding management’s process for assessing and concluding as to the accounting. While the Company’s initial accounting for the Depomed Transaction was ultimately determined to be incorrect, a high degree of deliberation and judgment was required to identify the correct accounting and ultimately required the Company to seek the views of the SEC Office of the Chief Accountant (“OCA”). In addition, the error identified did not have a material impact to the Company’s consolidated financial statements for any period impacted in 2013 or 2014.

•
We have concluded it remote that the control described above would fail to prevent or detect a misstatement in other complex transactions that the Company has or may enter into. However, as we identified a significant deficiency in the Company’s control environment with respect to the accounting for the Depomed Transaction, we have implemented changes, as described below, to strengthen and remediate the control described above. We believe that such remediation will further reduce the potential for the occurrence of a similar control deficiency in future periods.

•
To the extent that you identified significant deficiencies in your original assessment of internal control over financial reporting (ICFR) as of December 31, 2013, tell us the nature of each, including the impacted component(s) of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control Integrated Framework and how you evaluated their severity individually and in the aggregate, including in aggregation with any deficiencies identified upon discovery of the above error, if applicable.

We did not identify any significant deficiencies in our original assessment of internal control over financial reporting as of December 31, 2013.

•	Tell us if you made changes in your ICFR due to the discovery of this error, and if so, tell us which component(s) of COSO the improvements in controls relate to.

As we identified a significant deficiency in our control environment with respect to the operation of the control described above related to the accounting for the Depomed Transaction, the control will be remediated to include, “Consultation with an external third party expert (other than our independent auditor), which will most likely be a Big 4 accounting firm so that we can access specialized subject matter resources as necessary, will be sought for new unique material transactions that require significant judgment or subject matter expertise.” Management and the audit committee will evaluate each new transaction to determine if consultation with a third party expert is warranted in the normal course of the Company’s established transaction approval process.

The Company believes that such remediation will further reduce the potential for the occurrence of a similar error in future periods.

The COSO component impacted by this deficiency and related remediation was the “Risk Assessment” component and more specifically the “Identifies and Analyzes Significant Change” principle of that component. That principle objective states, “The organization identifies and assesses changes that could significantly impact the system of internal control.” The correction of an error was the result of a unique transaction (“Significant Change principle”); it was the first of its kind for the Company.

2.
Additionally, please address the above questions with regard to the reclassification of interest income recognized from financial assets from a component of “Interest income and other net” to “Interest revenue” as a component of revenue in the condensed consolidated statements.

The Company reaffirms that its historical classification of interest income in its consolidated statements of income did not represent an error in the Company’s historical accounting for or presentation of these note receivable transactions. In reaching this conclusion, we considered the guidance in ASC 310 which is not determinative with respect to the income statement classification of interest income and FASB Concepts Statement 6, paragraphs 87 and 88. As such we have not identified a control deficiency with respect to the prior classification.

During the Company’s dialogue with the OCA, the OCA requested that the Company reclassify interest income earned on the Company’s notes receivable to interest revenue. While we agreed to effect this change, we do not consider this change to represent the correction of an error nor was it reported as such in our Form 10-Q as of June 30, 2014.

Please contact me at (775) 832-8505 if you have any questions.

Sincerely,

/s/ Peter S. Garcia

Peter S. Garcia
Chief Financial Officer

cc:     John P. McLaughlin, Chief Executive Officer
Christopher Stone, General Counsel